



SEC MAIL
PROCESSING
RECEIVED
FEB 28 2007
WASH. D.C.
210
SECTION


CM

MMISSION

| OMB APPROVAL | |
|---|---|
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| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 28729 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Western Advisors

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

46 W Broadway, Ste 200
(No. and Street)

Salt Lake City (City) UT (State) 84101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary W. Teran 801-521-3500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantyla McReynolds
(Name – *if individual, state last, first, middle name*)

5872 South 900 East, Ste 250 (Address) Salt Lake City (City) UT (State) 84121 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

| **FOR OFFICIAL USE ONLY** |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Gary W. Tevan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Advisors, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
COLE COOPER
1656 N. 1200 E.
LEHI, UT 84043
MY COMMISSION EXPIRES
MAY 20, 2007
STATE OF UTAH

2/26/07

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
210
SECTION

# FIRST WESTERN ADVISORS

**Independent Auditors' Report**
**and**
**Financial Statements**

**December 31, 2006**

CRD #013623

**FIRST WESTERN ADVISORS**

## Table of Contents



OTHER INFORMATION

*Mantyla*McREYNOLDS LLC
The CPA. Never Underestimate The Value.SM

## Independent Auditors' Report

Board of Directors and Stockholder
First Western Advisors
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of First Western Advisors [a Utah corporation] as of December 31, 2006, and the related statements of stockholder's equity, income and cash flows for the year then ended which is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Western Advisors at December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



*Mantyla* McReynolds, LLC
February 22, 2007
Salt Lake City, Utah

5872 South 900 East, Suite 250•Salt Lake City, Utah 84121•(801) 269-1818•Fax (801) 266-3481

# FIRST WESTERN ADVISORS
## Statement of Financial Condition
## December 31, 2006

## ASSETS

| | | |
|---|---|---|
| Assets | | |
| Current Assets | | |
| Cash and cash equivalents | $ | 13,443 |
| Commissions receivable | | 97,854 |
| Marketable securities, at market value - Note C | | 828,536 |
| Prepaid income taxes | | 7,745 |
| Other receivables | | 56,894 |
| Total Current Assets | | 1,004,472 |
| Property & Equipment, Net - Note H | | 30,257 |
| Other Assets | | |
| Related party loan - Note I | | 330,000 |
| Deposits | | 66,007 |
| Deferred Tax Asset - Note G | | 7,350 |
| Total Other Assets | | 403,357 |
| Total Assets | $ | **1,438,086** |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Current Liabilities | | |
| Bank overdraft liability | $ | 26,291 |
| Accounts payable | | 39,852 |
| Commissions payable | | 152,511 |
| Total Current Liabilities | | 218,654 |
| Other Liabilities | | |
| Cafeteria plan payable | | 6,323 |
| Deferred tax liability - Note G | | 15,397 |
| Total Other Liabilities | | 21,720 |
| Total Liabilities | $ | **240,374** |
| Stockholder's Equity | | |
| Common Stock - 10,000 shares authorized, no par value | | |
| Class A voting, 500 authorized, issued and outstanding | | |
| Class B non-voting, 9,500 authorized, issued and outstanding | $ | - |
| Paid-in Capital | | 5,000 |
| Retained earnings | | 1,192,712 |
| **Total Stockholder's Equity** | | **1,197,712** |
| **Total Liabilities and Stockholder's Equity** | $ | **1,438,086** |

See accompanying notes to financial statements

**FIRST WESTERN ADVISORS**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended December 31, 2006**

| | Shares | | Paid-in Capital | | Retained Earnings | | Total Stockholder's Equity |
|---|---|---|---|---|---|---|---|
| Balance, December 31, 2005 | 10,000 | $ | 5,000 | $ | 1,188,338 | $ | 1,193,338 |
| Net income (loss) for the period ended December 31, 2006 | | | | | 4,374 | | 4,374 |
| Balance, December 31, 2006 | 10,000 | | 5,000 | | 1,192,712 | | 1,197,712 |

See accompanying notes to financial statements

**FIRST WESTERN ADVISORS**
**Statement of Income**
**For the Year Ended December 31, 2006**

| | | 2006 |
|---|---|---|
| Revenues: | | |
| Commissions | $ | 3,464,838 |
| Clearing revenue | | 201,076 |
| Investment advisory fees | | 3,027,123 |
| Interest and dividends | | 81,423 |
| Net securities gains | | 34,861 |
| Total Revenue | | 6,809,321 |
| Expenses | | |
| Employee compensation and benefits | | 5,301,204 |
| Floor brokerage, exchange, and clearance fees | | 1,047,332 |
| Communications and data processing | | 54,003 |
| Occupancy | | 261,253 |
| Interest | | 719 |
| Other expenses | | 140,547 |
| Total Expenses | | 6,805,058 |
| Net Income (Loss) from Operations | | 4,263 |
| Net Income (Loss) Before Income Taxes | | 4,263 |
| Income tax provision (benefit) - Note G | | (111) |
| Net Income (Loss) | $ | 4,374 |
| Earnings Per Share: | | |
| Net Income (Loss) from Operations | $ | 0.43 |
| Net Income (Loss) | | 0.44 |
| Weighted Average Shares Outstanding | | 10,000 |

See accompanying notes to financial statements

**FIRST WESTERN ADVISORS**
**Statement of Cash Flows**
**For the Year Ended December 31, 2006**

| | | 2006 |
|---|---|---|
| Cash Flows Provided by/(Used for) Operating Activities | | |
| Net Income (Loss) | $ | 4,374 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | |
| Depreciation | | 1,183 |
| Net securities (gains) losses for period | | (34,861) |
| (Increase) decrease in commissions receivable | | 16,190 |
| (Increase) decrease in other receivables | | 42,510 |
| (Increase) decrease in prepaid taxes | | (785) |
| (Increase) decrease in deposits | | 11,974 |
| (Increase) decrease in deferred tax asset | | (7,350) |
| Increase (decrease) in bank overdraft liability | | 26,291 |
| Increase (decrease) in accounts payable | | (9,925) |
| Increase (decrease) in commissions payable | | (11,462) |
| Increase (decrease) in cafeteria plan payable | | (13,099) |
| Increase (decrease) in deferred tax liability | | 7,139 |
| Net Cash Provided by/(Used for) Operating Activities | | 32,179 |
| Cash Flows Provided by/(Used for) Investing Activities | | |
| Purchase of Investments | | (176,338) |
| Proceeds from sales of investments | | 39,985 |
| Net Cash Provided by/(Used for) Investing Activities | | (136,353) |
| Cash Flows Provided by/(Used for) Financing Activities | | |
| Net Cash Provided by/(Used for) Financing Activities | | - |
| Net Increase (Decrease) in Cash | | (104,174) |
| Beginning Cash Balance | | 117,617 |
| Ending Cash Balance | $ | 13,443 |
| Supplemental Disclosures: | | |
| Cash paid for income taxes | $ | 882 |
| Cash paid during the year for interest | $ | 719 |

See accompanying notes to financial statements

**FIRST WESTERN ADVISORS**
**Notes to Financial Statements**
**December 31, 2006**

## NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Company Background

First Western Advisors is a Broker/Dealer offering various types of investments. The Company was incorporated under the laws of the State of Utah in July, 1982. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD]. The Company is headquartered in Salt Lake City, Utah. Additionally, the Company maintains licensing and registration in a majority of the states in the United States.

### Marketable Securities

Marketable securities consist of trading and investment securities recorded at market value. Realized and unrealized gains or losses are calculated based on historical cost. The Company marks the securities to market based on the closing quote as of the balance sheet date.

### Commissions Receivable

The Company records commissions when earned. Commission receivable is periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible.

### Income Taxes

The Company applies Financial Accounting Standards Board (FASB), Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting For Income Taxes," which uses the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. See Note G.

### Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**FIRST WESTERN ADVISORS**
**Notes to Financial Statements**
**December 31, 2006**

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Advertising and Marketing

The Company expenses advertising and marketing costs as they are incurred.

Earnings per Share

In accordance with Financial Accounting Standards No. 128, "Earnings per Share," basic earnings per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period using the treasury stock method. Currently, there are no dilutive shares outstanding.

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash.

Impact of New Accounting Pronouncements

In February 2006, the FASB issued SFAS 155, "Accounting for Certain Hybrid Financial Instruments," which amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006 and is therefore required to be adopted by the Company as of January 1, 2007. The Company does not anticipate the adoption of SFAS 155 will have any impact on its financial statements.

**FIRST WESTERN ADVISORS**
**Notes to Financial Statements**
**December 31, 2006**

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [continued]

Impact of New Accounting Standards (continued)

In March 2006, the FASB issued SFAS 156, "Accounting for Servicing of Financial Assets," an amendment of SFAS 140. This clarifies when to separately account for servicing rights, requires servicing rights to be separately recognized initially at fair value, and provides the option of subsequent accounting for servicing rights at either fair value or under the amortization method. The standard is effective for fiscal years beginning after September 15, 2006 but can be adopted early. The Company does not anticipate the adoption of SFAS 156 will have a material impact of its financial statements.

In July 2006, the FASB issued Interpretation No. 48 (FIN No. 48), "Accounting for Uncertainty in Income Taxes." This interpretation requires recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this interpretation is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is encouraged. The adoption of SFAS 157 is not expected to have a material impact on the financial statements.

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position (with limited exceptions). Management does not expect adoption of SFAS 158 to have a material impact on the Company's financial statements.

**FIRST WESTERN ADVISORS**
**Notes to Financial Statements**
**December 31, 2006**

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank and money market funds through brokerage firms. As of December 31, 2006, the Company had a bank overdraft in the amount of $26,291 on December 31, 2006.

NOTE C MARKETABLE SECURITIES

Marketable securities consist of trading and investment securities recorded at market value as follows:

| | |
|---|---|
| Mutual funds | $828,536 |
| Total Marketable Securities | $828,536 |

The unrealized holding gain on trading securities has increased by $34,996, with $135 being realized during the year 2006 to be $76,984. This increase has been included in current earnings.

NOTE D PENSION PLAN/401K PLAN

The Company maintains a defined contribution profit sharing plan and a 401K plan for its full-time employees. Contributions to these plans are discretionary. Contributions for the profit sharing and 401K plan for 2006 totaled $127,893.

NOTE E LEASES AND RELATED PARTY TRANSACTIONS

The Company entered into a lease agreement in 1999 for their current office space. The lease was for a five-year term which ended August, 2004. The Company is currently leasing this space on a month to month basis. Office rent expense for 2006 was $121,832.

The Company has lease agreements with an investment company, which is owned by and officer of the Company, for use of personal property and equipment. These leases are renewable, annually, with rent adjustments made based on market. Lease payments made during 2006 totaled $84,000. Minimum lease payments for 2007 are expected to be approximately $85,000.

**FIRST WESTERN ADVISORS**
**Notes to Financial Statements**
**December 31, 2006**

NOTE F SIGNIFICANT CONCENTRATION OF CREDIT RISK

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company receives commissions from various wholesalers. Commissions are accrued when the transaction occurs. Even though these are non-collateral receivables, they are not accrued until the wholesalers have received payment from the customer. Nonetheless, should the wholesalers fail to perform according to the terms of their agreement; the Company would be required to seek relief through the legal system as an unsecured creditor.

NOTE G INCOME TAXES

The provision (benefit) for income taxes consists of the following:

| | | |
|---|---|---|
| Current taxes | $ | 100 |
| Deferred tax benefit | | (211) |
| | $ | (111) |

**FIRST WESTERN ADVISORS**
**Notes to Financial Statements**
**December 31, 2006**

NOTE G INCOME TAXES (continued)

The 2006 net deferred tax accounts include the following amounts of deferred tax liabilities:

| | Taxable Temporary Difference | Expected Tax Rate | Deferred Tax Asset (Liability) |
|---|---|---|---|
| Current deferred tax liability | | | |
| Unrealized gain on securities: | | | |
| Federal | $ (76,984) | 15% | (11,548) |
| State | (76,984) | 5% | (3,849) |
| Total current net deferred tax asset (liability) | | | $ (15,397) |
| Non-current deferred tax liability | | | |
| Book/Tax depreciation difference | | | |
| Federal | (50) | 15% | (8) |
| State | (50) | 5% | (2) |
| Total non-current deferred tax liability | | | $ (10) |
| Non-current deferred tax asset | | | |
| Net operating losses | | | |
| Federal | 36,802 | 15% | 5,520 |
| State | 36,802 | 5% | 1,840 |
| Total non-current deferred tax asset | | | $ 7,360 |
| Net non-current deferred tax asset (liability) | | | 7,350 |
| Net deferred tax liablity | | | (8,047) |

The deferred tax liability results from the difference in the tax basis of marketable securities from the fair market value of those securities as of December 31, 2006.

**FIRST WESTERN ADVISORS**
**Notes to Financial Statements**
**December 31, 2006**

NOTE G INCOME TAXES (continued)

A reconciliation of the difference between the expected income tax expense or income computed at the federal statutory income tax rate (15%) and the Company's income tax expense is shown in the following table:

| Expected Vs. Actual Reconciliation: Estimated income tax expense | |
|---|---|
| Expected provision (benefit) [taxes on federal income before taxes] | $ 853 |
| Non-deductible Expenses | 2,123 |
| Tax-exempt Income | (3,266) |
| Graduated rates | 199 |
| State tax deduction | (20) |
| Total Actual Provision (benefit) | (111) |

NOTE H PROPERTY

The major classes of assets as of the balance sheet date are as follows:

| Asset Class | Cost | Accumulated Depreciation/ Amortization | Net Book | Method/Life |
|---|---|---|---|---|
| Equipment | $1,847 | $1,424 | $423 | SL/5 years |
| Leasehold Improvements | 36,407 | 6,573 | 29,834 | SL/39 years |
| Total | $38,254 | $ 7,997 | $ 30,257 | |

Depreciation expense was $1,183 in 2006.

NOTE I RELATED PARTY LOAN

The Company has advanced $430,000 to a related party, an investment company described in Note E, which is owned and controlled by the Company's sole shareholder. The advance is evidenced by a ten year note which provides interest at 4.54% per annum. Interest payments are required monthly. During 2005, the related party made a principal payment of $100,000, resulting in an outstanding balance of $330,000 as of December 31, 2006. Any unpaid interest and principal matures in May of 2011.

## FIRST WESTERN ADVISORS
**Notes to Financial Statements**
**December 31, 2006**

NOTE J NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of $250,000. At December 31, 2006, the Company had net capital of $653,343, which was $403,343 in excess of its required net capital of $250,000.

NOTE K CONTINGENCIES

The Company had accrued and disclosed a contingent loss from a claim in prior periods. During 2005, a settlement was reached with this claim, whereas the Company agreed to pay $15,000 to the claimant. The claimant backed out of the agreement during 2006. The Company has filed a motion to enforce the terms of settlement. The motion is still pending. The Company has accrued the $15,000 liability and it is still payable at December 31, 2006.

The Company is involved in a petition by the Utah Division of Securities. The allegation concerns the suitability of certain mutual fund share classes which had been sold to investors. The suit alleges that if the investors had been offered alternative classes of shares at the time of purchase, they might have incurred different transaction costs based on the alternative shares acquired. This case is still in the early stages, but the Company does not believe that any wrong has been committed and is vigorously contending this matter.

The Company records contingent losses when they are probable and reasonably estimable. The Company and their legal council have determined that these liabilities are possible but neither probable nor estimable.

NOTE L SUBSEQUENT EVENTS

Subsequent to the Balance Sheet Date, the Company entered into a new lease agreement for office space. This lease is for a six year term. The lease is expected to commence on May 17, 2007. Minimum lease payments for the next five years are as follows:

| Year | Amount |
|---|---|
| 2007 | 109,019 |
| 2008 | 189,070 |
| 2009 | 192,850 |
| 2010 | 196,704 |
| 2011 | 200,631 |

**FIRST WESTERN ADVISORS**
**Supporting Schedules**
**December 31, 2006**

Our audit has been made primarily for the purpose of expressing an opinion on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in stockholder's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD].

# FIRST WESTERN ADVISORS
## Computation of Net Capital
## December 31, 2006

| | |
|---|---|
| Net Capital | |
| Total stockholders' equity | $ 1,197,712 |
| Deduct stockholder's equity not allowable for net capital | - |
| Total stockholders' equity qualified for net capital | 1,197,712 |
| Add: | |
| Subordinated borrowings allowable in computation of net capital | - |
| Other (deductions) or allowable credits-deferred income taxes payable | 15,407 |
| Total capital and allowable subordinated borrowings | 1,213,119 |
| | |
| Deductions and/or charges: | |
| Nonallowable assets: | |
| Securities not readily marketable | - |
| Exchange memberships | - |
| Prepaid income taxes | (7,745) |
| Furniture, equipment, and leasehold improvements, net | (30,257) |
| Deferred tax asset | (7,350) |
| Other Assets | (389,875) |
| Net capital before haircuts on securities positions | 777,892 |
| | |
| Haircuts on securities | |
| Contractual securities commitments | - |
| Securities collateralizing secured demand notes | - |
| Trading and investment securities | (124,549) |
| Net capital | 653,343 |
| | |
| Aggregate indebtedness | |
| Items included in statement of financial condition: | |
| Payable to brokers and dealers | $ 152,511 |
| Other accounts payable and accrued expenses | 46,074 |
| Total aggregate indebtedness | 198,585 |
| | |
| Computation of basic net capital requirement | |
| Minimum net capital required | $ 13,239 |
| Minimum net capital requirement | 13,239 |
| Net capital requirement (statutory) | 250,000 |
| Excess net capital | $ 403,343 |
| Excess net capital at 1500% | $ 623,555 |
| Excess net capital at 1000% | $ 633,484 |

See auditors' report on supplementary information

**FIRST WESTERN ADVISORS**
**Report of Reconciliation with Focus Filing**
**For the Year Ended December 31, 2006**

| | |
|---|---|
| Total assets per audited statements | $ 1,438,085 |
| Change in assets | 8,037 |
| Total assets per FOCUS report for the year Ended December 31, 2006 | 1,446,122 |
| Total liabilities and stockholder's equity per audited statements | 1,438,085 |
| Change in liabilities | (7,239) |
| Difference in net income for year | 15,276 |
| Total liabilities and stockholder's equity per FOCUS report for the year Ended December 31, 2006 | 1,446,122 |

Reconciliation of Net Capital

| | |
|---|---|
| Computation of net capital per audited statements | 653,343 |
| Audit disclosed differences in assets and liabilities | 90 |
| Net capital per FOCUS report for the year Ended December 31, 2006 | 653,433 |

See auditors' report on supplementary information

*Mantyla*MCREYNOLDS LLC
The CPA. Never Underestimate The Value.SM

# AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
First Western Advisors
Salt Lake City, Utah

In planning and performing our audit of the financial statements and supplemental schedules of First Western Advisors (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

5872 South 900 East, Suite 250•Salt Lake City, Utah 84121•(801) 269-1818•Fax (801) 266-3481

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mantyla McReynolds LLC

*Mantyla* McReynolds, LLC
February 22, 2007
Salt Lake City, Utah

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